FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: November 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 20, 2006

The Registrant announces that it has received TSX acceptance on the Company’s Notice of Intention to Make a Normal Course Issuer Bid.

2.

Exhibits

2.1

News Release dated November 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   November 20, 2006

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	November 14, 2006

NEWS RELEASE

MINCO MINING ANNOUNCES NORMAL COURSE ISSUER BID

Minco Mining & Metals Corporation (TSX: MMM   AMEX: MMK) (the "Company") is pleased to announce that the Toronto Stock Exchange (“TSX”) has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid.  Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company (the “Shares”) between November 22, 2006 and November 21, 2007.  The Company has not acquired any of its shares in the last 12 months.

Management is of the opinion that the market capitalization ($77 million) of Minco Mining does not reflect the assets of the Company, including $12 million in cash, 14 million shares of Minco Silver Corporation (valued at $40 million) and a portfolio of mineral properties in China. The Company intends to hold all shares acquired under the issuer bid for cancellation or possible resale at a later date.

All Shares purchased by the Company under the Normal Course Issuer Bid will be effected through the facilities of the TSX.  The Company is limited, pursuant to the policies of the TSX on issuer bids, to purchase not more than 842,884 shares (2% of the Company’s 42,144,219 issued and outstanding Shares as of October 31, 2006) during any 30-day period to a maximum of 2,107,210 Shares (5% of the Company’s 42,144,219 issued and outstanding Shares) during the 12 month period.  The price at which the Shares will be purchased pursuant to the Normal Course Issuer Bid by the Company will be the market price of the Shares at the time of acquisition and will be at a price that is not higher than the last independent trade of a board lot of Shares of the Company.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Mark Orsmond, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Mining’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Mining & Metals Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.